Announcement








                  Company Merrill Lynch International
                  TIDMTTP
                  HeadlineEMM Disclosure
                  Released12:36 7 Feb 2003
                  Number2202H






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 07 February 2003
      Date of dealing06 February 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      06 February 2003
      P & O Princess Cruises Plc - Contract for Difference
      P & O Princess Cruises Plc - Ordinary
      Cambridge Antibody Tech Group - Common
      Morrison (W.M) Supermarkets - Common
      Oxford Glycosciences Plc - Common
      AMENDMENT
      state which element(s) of previous disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring
      Section of the Panel, Tel. No: 0171 638 0129

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in P & O Princess Cruises Plc
      Class of security Contract for Difference
      Date of disclosure 07 February 2003
      Date of dealing 06 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Carnival Corp
      Expiry Date03 November 2003

      Buy To Open
      Number of securities purchasedNil
      Highest Price Paid*n/a
      Lowest Price Paid*n/a
      Number of securities sold 77,000
      Highest price paid* USD6.40
      Lowest price paid* USD6.40
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in P & O Princess Cruises Plc
      Class of security Contract for Difference
      Date of disclosure 07 February 2003
      Date of dealing 06 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Carnival Corp
      Expiry Date03 November 2003

      Buy to Close
      Number of securities purchasedNil
      Highest Price Paid*n/a
      Lowest Price Paid*n/a
      Number of securities sold500,000
      Highest price paid* GBP3.83
      Lowest price paid* GBP3.83
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in P & O Princess Cruises Plc
      Class of security Contract for Difference
      Date of disclosure 07 February 2003
      Date of dealing 06 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Carnival Corp
      Expiry Date03 November 2003

      Sell to Close
      Number of securities purchased771,000
      Highest price paid* USD6.40
      Lowest price paid* USD6.40
      Number of securities soldNil
      Highest price paid*n/a
      Lowest Price Paid*n/a
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in P & O Princess Cruises Plc
      Class of securityOrdinary
      Date of disclosure 07 February 2003
      Date of dealing 06 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Carnival Corp
      Number of securities purchased512,817
      Highest price paid* GBP3.89
      Lowest price paid* GBP3.82
      Number of securities sold40,203
      Highest price paid* GBP3.89
      Lowest price paid* GBP3.86
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Cambridge Antibody Tech Group
      Class of security Common
      Date of disclosure 07 February 2003
      Date of dealing 06 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased31,064
      Highest price paid* GBP4.77
      Lowest price paid* GBP4.75
      Number of securities sold52,532
      Highest price paid* GBP4.78
      Lowest price paid* GBP4.75
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Morrison (W.M) Supermarkets
      Class of security Common
      Date of disclosure 07 February 2003
      Date of dealing 06 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Trackdean Investments Ltd Number of securities purchased541,623
      Highest price paid* GBP1.70
      Lowest price paid* GBP1.67
      Number of securities sold543,950
      Highest price paid* GBP1.71
      Lowest price paid* GBP1.67
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Oxford Glycosciences Plc
      Class of security Common
      Date of disclosure 07 February 2003
      Date of dealing 06 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased13,270
      Highest price paid* GBP1.81
      Lowest price paid* GBP1.81
      Number of securities sold674
      Highest price paid* GBP1.84
      Lowest price paid* GBP1.84
      *Currency must be stated

END